SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2024

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: September 13, 2024

List of Materials

Documents attached hereto:

Translation of the Share Buyback Report for the period from August 1, 2024 to August 31, 2024, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on September 13, 2024

[This is a translation of the Share Buyback Report for the period from August 1, 2024 to August 31, 2024, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on September 13, 2024]

Class of Shares: Common Stock

1.	Status of Repurchase

(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders

Not applicable

(2) Status of a repurchase pursuant to a resolution approved by the Board of Directors

(as of August 31, 2024)

	Number of Shares	Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 14, 2024 (Period of Repurchase: May 15, 2024 to May 14, 2025）	30,000,000 (Maximum)	250,000,000,000 (Maximum)
Repurchases during the reporting month

(Date of repurchase)

August 1

August 2

August 5

August 6

August 7

August 8

August 9

August 13

August 14

August 15

August 16

August 19

August 20

August 21

August 22

August 23

August 26

August 27

August 28

August 29

August 30

208,900 314,400 833,800 439,500 324,100 352,500 296,300 224,600 191,400 170,500 148,300 137,500 123,900 107,400 157,600 98,400 93,500 154,600 156,100 123,500 92,800

2,738,610,501

3,881,392,502

9,736,327,958

5,396,970,517

3,932,278,496

4,381,745,504

3,691,424,008

2,911,696,499

2,503,743,498

2,198,521,508

1,975,948,502

1,829,280,997

1,649,739,997

1,435,479,498

2,111,891,992

1,312,735,497

1,247,969,997

2,117,511,505

2,187,347,004

1,723,851,000

1,309,931,002

Total	― 4,749,600	60,274,397,982
Total number of shares repurchased as of the end of the reporting month	11,865,700	157,605,528,973
Progress of the repurchase (%)	39.55	63.04

Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:	It was resolved by the Board of Directors as of May 14, 2024 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.
Note 3:	Sony Group Corporation also approved at the same meeting of the Board of Directors held on May 14, 2024 a stock split. The total number of shares for repurchase after the effective date of the stock split (October 1, 2024) will be 150 million shares (maximum).

2.	Status of Disposition

(as of August 31, 2024)

	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	―	―	―
Total	―	―	―

Other (Exercise of stock acquisition rights)	(Date of disposition) August 5 August 13 August 15 August 16 August 20 August 21 August 22 August 23 August 26 August 27 August 29 August 30	300 15,900 108,200 5,800 1,800 8,900 14,800 2,300 10,700 1,000 33,500 31,600	3,332,661 176,631,033 1,201,979,734 64,431,446 19,995,966 98,868,943 164,411,276 25,550,401 118,864,909 11,108,870 372,147,145 351,040,292
Total	―	234,800	2,608,362,676
Other (Acquired treasury stock disposed as restricted stock compensation)	―	―	―
Total	―	―	―
Other (Treasury stock delivered under Restricted Stock Units plan)	(Date of disposition) August 1	400	4,443,548
Total	―	400	4,443,548
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) August 15	80	888,710
Total	―	80	888,710
Total amount	235,280		2,613,694,934

Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury

(as of August 31, 2024)

Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,248,619,589
Number of treasury stock	39,086,820

3